November 19, 2015

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction

Re: Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed June 1, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 2015
Filed August 10, 2015
File No. 1-36436

Dear Ms. Rocha:

This letter is being respectfully submitted by Deckers Outdoor Corporation, a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”) and Quarterly Report on Form 10-Q (the “Form 10-Q”) contained in the Staff letter dated October 1, 2015 (the “Letter”), which was received by the Company on October 21, 2015.

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Letter. Consistent with the presentation of the Company’s financial statements in the Form 10-K and Form 10-Q, all dollar amounts set forth in this letter are presented in thousands, unless otherwise indicated.

250 Coromar Drive
Goleta, CA 93117

Form 10-K for Fiscal Year Ended March 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Results of Operations, page 29

1.
We note your explanation for the increase in foreign income before income taxes as a percentage of worldwide income before income taxes. Please tell us about the strategic supply chain reorganization completed during fiscal year 2015 and how this reorganization resulted in increased compensation earned by foreign-based global product sourcing organization and how that resulted in increased income earned by your foreign operations.

Company Response:

The Company respectfully submits that, as disclosed in the Form 10-K, the markets in which it operates are highly competitive. The Company believes its products compete on the basis of, among other factors, quality and design, time-to-market and price. In order to remain competitive, it is imperative that the Company’s supply chain be organized to allow it to consistently deliver products that meet market demands.
During fiscal year 2015, the Company completed a strategic supply chain reorganization in order to enhance operational efficiencies and align its non-US supply chain management with anticipated changes in the geographic sourcing of its products, particularly within its Greater China operations. This reorganization began in April 2014 when Deckers International Limited (“DIL”), a wholly-owned foreign subsidiary of the Company, established a registered branch in Hong Kong (“DIL-HK”). DIL-HK was established to assist the Company in procuring high quality, competitively-priced products, as well as to broaden the scope of products that could be offered by the Company. The reorganization involved a relocation of managers and work within the foreign-based strategic sourcing operation to Hong Kong.

Pursuant to a Buying Agency Agreement between the Company and DIL-HK that was made effective July 1, 2014 (the “Buying Agency Agreement”), DIL-HK directly engages in buying office activities through its employees in Hong Kong. DIL-HK’s employees in Hong Kong also assist with product development, production, and commercialization, including vendor qualification and selection, quality assurance, and quality control. In addition to conducting its own activities in Hong Kong, DIL-HK is responsible for, among other things, managing the Company’s non-US sourcing operations, identifying and developing relationships with new factories, and managing risk and factory allocation.

Under the Buying Agency Agreement, DIL-HK is entitled to earn an arm’s length fee (referred to as “buying agent commissions”) for the sourcing functions that it performs on behalf of the Company. Because DIL is a foreign corporation that conducts business operations outside of the US, the compensation earned by DIL-HK pursuant to the Buying Agency Agreement is treated as foreign source income.

Buying agent commissions are treated as a business expense of the buyer and income to the agent. Thus, payment of a buying agent commission by a US buyer (e.g., the Company) to a non-US buying agent (e.g., DIL-HK) results in a decrease in US pre-tax income and an increase in non-US pre-tax income. Prior to entry into the Buying Agent Agreement, the Company did not pay buying agent commissions to a non-US affiliate. Accordingly, payment of the buying agent commissions pursuant to the Buying Agency Agreement has resulted in increased income earned by the Company’s foreign operations. This increased compensation, in turn, resulted in the increase in foreign income before income taxes as a percentage of worldwide income before income taxes referred to in the Form 10-K.

2.
We note from the disclosures in Note 11 that depreciation and amortization significantly increased by 684.6% and 50.9% during fiscal year 2015 for UGG brand wholesale and unallocated overhead, respectively. Please expand your disclosures to discuss the facts and circumstances leading to the material increases.

Company Response:

The Company respectfully submits that the 684.6% increase in depreciation and amortization for UGG wholesale principally relates to the amortization of intangible assets arising from the Company’s acquisition of its distributor in Germany in July 2014, which was disclosed in “Note 1, The Company and Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements. In the section of the Form 10-K entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year Ended March 31, 2015 Compared to Year Ended December 31, 2013 - Income (Loss) from Operations”, the Company disclosed that UGG operating expenses increased year-over-year, and that one of the factors explaining the increase in operating expenses was amortization of assets, which was referring to the amortization of intangible assets relating to the Germany acquisition.

The 50.9% increase in depreciation and amortization for unallocated overhead principally relates to depreciation expense on the Company’s new corporate headquarters building and associated information technology, which was placed into service in February 2014. As a result, the financial information contained within the Form 10-K reflects the first complete year of depreciation expense for these assets, and there was no comparable depreciation amount for the fiscal year ended December 31, 2013. In the section of the Form 10-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year Ended March 31, 2015 Compared to Year Ended December 31, 2013 - Income (Loss) from Operations”, the Company disclosed the increased depreciation expense of $4,000 related to its corporate headquarters.

In its future periodic reports, the Company will undertake to disclose the dollar amount of the amortization of intangible assets, and the dollar amount of depreciation and amortization for unallocated overhead, to the extent such amounts have a material impact on its financial results in the relevant periods.

3.
We note that the increase in selling, general and administrative expense for fiscal year 2015 was in part due to increased retail operating expenses for new stores, which also contributed to the decline in Retail Stores income from operations margin of 15.1% for fiscal year 2015 as compared to 20.1% for fiscal year 2013. It appears that the per new store operating expense significantly increased for fiscal year 2015 as compared to fiscal year 2013. Please expand your discussion and analysis to discuss the underlying factors that cause the increase in the operating expenses when considering the corresponding number of new stores for the period.

Company Response:

The Company respectfully submits that the decrease in operating margin for its retail store business in fiscal year 2015 as compared to fiscal year 2013 was primarily related to an increase in operating expenses. In the section of the Form 10-K entitled “Management's Discussion and Analysis of Financial Condition and Results of Operation - Year Ended March 31, 2015 Compared to Year Ended December 31, 2013 - Selling, General and Administrative Expenses”, the Company disclosed that $44,000 of the increase in selling, general and administrative expenses was primarily related to the new store openings and related corporate infrastructure. The increase in operating expenses associated with the retail store business was not driven by an increase in operating expenses per new store opening. Rather, the increase was principally the result of timing differences between store openings and the increase in corporate infrastructure costs related to expanding the number of stores. Approximately $18,000 of the increase was related to operating expenses for stores that were not open at December 31, 2013. Approximately

$11,000 of the increase was related to operating expenses attributable to stores that were open a full year in fiscal year 2015 compared to only being open a partial year in fiscal year 2013. Furthermore, approximately $14,000 of the increase was attributable to additional corporate infrastructure put in place to support the retail expansion from 77 stores at the beginning of fiscal year 2013 to 142 stores at the end of fiscal year 2015, which includes management salaries, merchandising costs, information technology costs, and corporate office lease expenditures. Thus, the Company does not believe that the per new store operating expenses significantly increased for fiscal year 2015 as compared to fiscal year 2013.

4.
We note that other comprehensive loss resulted in a decrease to total comprehensive income of 12.9% for fiscal year 2015, which far exceeds the impact for the other periods presented. Please expand your disclosure to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments that led to the adjustment recognized.

Company Response:

In the section of the Form 10-K entitled “Quantitative and Qualitative Disclosures about Market Risk”, the Company discloses the foreign currency exchange rate risk associated with the translation of its foreign subsidiaries’ balance sheets into US dollars and that this results in translation gains and losses in other comprehensive income (loss). The Company also discusses the effect that the strengthening of the US dollar can have on its financial results.
The Company respectfully submits that, as it has expanded its foreign operations in Europe and Asia, the amount of its net assets denominated in foreign currencies has grown significantly. As a result, the Company’s exposure to foreign currency rate fluctuations has increased. For its foreign subsidiaries whose local currency is their designated functional currency, the Company translates those subsidiaries’ assets and liabilities into US dollars using the exchange rates in effect at the end of the reporting period, which results in financial statement translation gains and losses that impact other comprehensive income (loss).

The following table includes the foreign currency exchange rates used to translate assets and liabilities (in each case as compared to the US dollar), as of March 31, 2015 and 2014, as well as the percentage change in the exchange rate that occurred during the twelve month period ended March 31, 2015:

	As of		Change
	3/31/2015	3/31/2014	Amount	%
Euro	1.0772	1.3751	(0.2979)	(21.7)%
Japanese yen	0.0083	0.0097	(0.0014)	(14.4)%
Great British pound	1.4802	1.6636	(0.1834)	(11.0)%

The foreign currency translation loss of $18,875 reported for the fiscal year ended March 31, 2015 was primarily due to the strengthening of the US dollar against (i) the euro in the amount of approximately $11,000, (ii) the Japanese yen in the amount of approximately $4,000, and (iii) the British pound in the amount of approximately $3,000. The foreign currency exchange rate fluctuations for the fiscal year ended March 31, 2015 were more significant than in previous periods.

In its future periodic reports, the Company will undertake to disclose the impact of foreign currency translation gains and losses on other comprehensive income (loss) to the extent such amounts have a material impact on its financial results in the relevant periods.

(11) Business Segments, Concentration of Business, and Credit Risk and Significant Customers, page F-30

5.
We note that during fiscal year 2015 you converted seven retail stores in China to partner retail stores and that you intend to convert additional retail stores in China to partner retail stores along with new retail stores opened by partners in China. Please tell us the carrying value of these retail stores prior to the transactions, material terms of these transactions, and the impact to your consolidated financial statements.

Company Response:

The Company respectfully submits that it utilizes a standard agreement to transfer control of the stores to the partner in China. Under the agreement, the Company sells the property and equipment at its net book value, and sells the inventory at its cost. In addition, the partner assumes the terms of the existing operating lease.

With respect to those retail stores that have been converted in China through March 31, 2015, as of the date of the respective transfers, the property and equipment had a net book value of $800, and the inventory had a cost of $1,800. In the section of the Form 10-K entitled “Management's Discussion and Analysis of Financial Condition and Results of Operation - Retail Store Overview” the Company disclosed that sales from the partner stores are included under the results of the UGG brand wholesale segment as of the conversion date. Based on the amounts disclosed above, the Company confirms that the retail store conversion transactions completed through March 31, 2015 have not, individually or in the aggregate, had a material impact on its financial results for any prior reporting periods.

In its future periodic reports, the Company will disclose the impact of any future retail store conversions to the extent such amounts have a material impact on its financial results in the relevant periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations, page 22

6.
Please quantify the impact of changes in volumes and pricing to the changes in net sales and loss from operations for the Direct-to-Consumer (DTC) reportable segment. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Company Response:

In response to the Staff’s comment, and consistent with the Company’s disclosure in the Form 10-Q, the Company respectfully confirms that the net sales and loss from operations for the Direct-to-Consumer (“DTC”) segment were impacted by changes in the volume of pairs sold and pricing. During the three month period ended June 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $9,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $6,000.
During the three month period ended September 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $10,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $8,000. During the six month period ended September 30, 2015, the increase in the number of pairs sold impacted net sales by approximately $19,000, while the decrease in the weighted-average selling price per pair impacted net sales by approximately $14,000.

In its future periodic reports, the Company will undertake to quantify the impact on net sales and loss from operations for the DTC segment of the increase (or decrease) in the number of pairs sold and the decrease (or increase) in the weighted average selling price per pair to the extent such amounts have a material impact on its financial results in the relevant periods. The Company also undertakes to assess the impact of these factors on the financial results for its other operating segments, as appropriate.

7.
Please provide a more comprehensive discussion and analysis of the material factors impacting net sales and loss from operations for the DTC reportable segment. In this regard, we note your discussion and analysis provided during the earnings call by David Powers, President of Deckers Brands. Please note that to the extent an underlying business is materially impacting the segment results, disaggregated analysis of that business may be necessary. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Company Response:

Material Factors Impacting Results - First Quarter Form 10-Q
In response to the Staff’s comment, the Company respectfully confirms that it believes it has provided a discussion of the most significant factors impacting net sales and loss from operations for the DTC segment in the Form 10-Q in the section entitled “Management’s Discussion and Analysis - Results of Operations - Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014 - Net Sales”. In particular, the Company provided the specific dollar amount of the increase in net sales attributable to the E-Commerce portion of the segment, as well as the specific dollar amount of the decrease in net sales attributable to the retail store portion of the segment.
In this regard, the Company notes that many of its competitors (that employ similar DTC strategies) disclose changes in the results from the E-Commerce and retail portions of the DTC business as material factors impacting financial results, but they often only disclose the approximate percentage change in net sales from the different portions of the business, and in some cases only disclose a range of the percentage change (e.g., high single-digit percentage increase). The Company believes that disclosure of the specific dollar amounts provides a more precise measure of the impact of these material factors, which it believes may be important to investors. In addition, in the same discussion, the Company discloses that the overall increase in net sales for the DTC segment was primarily the result of an increase in the amount of pairs sold, partially offset by a decrease in the weighted-average selling price per pair (the Company has also provided the specific dollar amount of these changes in response to Comment 6 above). The Company then clarifies that the decrease in the average selling price was primarily due to a shift in product mix and increased sales discounts. The Company believes the foregoing are all material factors impacting net sales for the DTC segment.
The Company acknowledges that it provided a discussion of additional factors impacting net sales for the DTC segment, and in particular comparable DTC sales, on its earnings call relating to the first fiscal quarter ended June 30, 2015 (the “First Quarter Earnings Call”). Specifically, the Company discussed the following on the First Quarter Earnings Call:

•	Comparable DTC sales for the first quarter were relatively flat as compared to the same quarter of the prior year.

•
The decline in the growth rate of the comparable DTC sales was primarily driven by a decrease in traffic in certain of the Company’s tourist-driven, domestic flagship stores, which the Company believes is primarily the result of the strong U.S. dollar as compared to certain foreign currencies.

•	The downward pressure on the comparable DTC sales for certain domestic stores was offset by strong comparable DTC sales gains in certain international locations, including EMEA and Asia Pacific.

The Company respectfully confirms that the factors noted in the bullet points above, together with those identified in the Form 10-Q, represent all of the significant factors impacting net sales from operations for the DTC segment for the first quarter.

Material Factors Impacting Results - Second Quarter Form 10-Q
In response to the Staff’s comment, the Company respectfully confirms that it has provided a discussion of the material factors that impacted net sales for the DTC segment during the three and six month periods ended September 30, 2015, in its Form 10-Q for the second fiscal quarter ended September 30, 2015, which the Company filed with the SEC on November 9, 2015 (the “Second Quarter Form 10-Q”). For example, the Company has disclosed that results for the DTC segment were impacted by the following:

•
An increase in net sales from the E-Commerce business of approximately $4,000 and $7,000, partially offset by a decrease in net sales from the retail store business of approximately $2,000 and $2,000 for the three and six month periods ended September 30, 2015, respectively.

•
The increase in DTC net sales was primarily the result of an increase in the number of pairs sold, offset in part by a decrease in the weighted-average selling price per pair (the Company has also provided the specific dollar amount of these changes in response to Comment 6 above).

•	The decrease in the average selling price was primarily due to foreign currency exchange rate fluctuations.

In addition, the Company confirms that it provided further discussion of the material factors that impacted comparable DTC sales during the three and six month periods ended September 30, 2015 in the Second Quarter Form 10-Q, including as follows:

•	The decrease in comparable DTC sales was primarily the result of a decrease in comparable retail store sales, largely offset by an increase in comparable sales from E-Commerce operations.

•
The decrease in comparable DTC sales was primarily due to declining traffic trends in the Company’s large, domestic tourist destination stores, which it attributes to the continuing strength of the US dollar.

•	The decrease in comparable DTC sales also resulted from a shift in product mix, whereby the Company sold more casual styles, which carry lower average price points.

•	The decrease in comparable DTC sales was largely offset by the continued shift in customer buying behavior from in-store to online.

The Company respectfully refers the Staff to the sections of the Second Quarter Form 10-Q entitled “Management’s Discussion and Analysis - Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014 - Net Sales” and “Management’s Discussion and Analysis - Six Months Ended September 30, 2015 Compared to Six Months Ended September 30, 2014 - Net Sales” for a discussion of the material factors that impacted the results of the DTC segment and comparable DTC sales during the second fiscal quarter ended September 30, 2015.

Aggregation Analysis
The Company respectfully submits that it is aware of the guidance set forth in FASB ASC 280, Segment Reporting (“ASC 280”), which applies to the determination of operating segments, as well as related aggregation principles. As discussed in the Form 10-Q and the Second Quarter Form 10-Q, during the first quarter of fiscal year 2016, the Company changed its reportable segments to aggregate the previously separated E-Commerce and retail operating segments into one DTC reporting segment. This change was driven by the Company’s evolving Omni-Channel strategy, which requires the E-Commerce and retail sales channels to employ a collaborative and intertwined approach to serving the Company’s DTC customers. Some examples that demonstrate the extent to which the sales channels are combined include the following:

•	“UGG Rewards”: The Company has implemented a customer loyalty program under which points and awards are earned across the DTC channel.

•	“Infinite UGG” and “Endless Aisle”: The Company provides online shopping access, inside retail stores, for all SKUs available on its E-Commerce site.

•	“Buy online / return in-store”: The Company’s customers can buy online and return unwanted products to the store.

•	“Click and collect”: The Company’s customers can buy online and have products delivered to certain retail stores for pick-up.

•	“Retail inventory online”: The Company’s customers can view specific store location inventory online before visiting the store.

The Company has changed its internal organizational structure to better align with the Omni-Channel approach, including by requiring the heads of the E-Commerce and retail businesses to report directly to the President of Omni-Channel (rather than to the Presidents of the respective brands). In addition, commensurate with the change in segment alignment, the Company began providing its Chief Executive Officer, who is its Chief Operating Decision Maker (“CODM”), with financial reports and other information that present the E-commerce and retail businesses on a combined basis, which allows the CODM to better assess financial performance and allocate resources across the combined segment.
Furthermore, following a careful analysis of its business in light of ASC 280, the Company concluded that the E-Commerce and retail segments have similar economic characteristics, products and services, types and classes of customers, distribution characteristics, and sources of manufactured products. For example, the gross margins associated with the E-Commerce and retail businesses are substantially similar, and are significantly higher than those associated with the wholesale business. In addition, the E-Commerce and retail businesses have the same types of customers, who largely use the sales channels interchangeably. Accordingly, the Company believes that it has appropriately designated DTC as a separate reporting segment, and that it is proper to aggregate the E-Commerce and retail businesses within that segment. The Company will continue to monitor its business in light of the relevant accounting guidance to ensure its segment determinations are appropriate.

Discussion of Trends Impacting the DTC Segment
In addition, the Company respectfully confirms that, consistent with the requirements of Item 303(a)(3)(ii) of Regulation S-K, it has carefully considered whether there are any known trends or uncertainties that have had, or that it expects will continue to have, a material impact on net sales or income from the DTC segment. The Company believes that, consistent with its prior disclosures (including on the earnings call relating to the second fiscal quarter ended September 30, 2015), the important trends and factors that have impacted, and that it expects will continue to impact, the DTC segment include the following:

•	The Company believes that the growth and evolution of the DTC segment is a principal factor that has allowed it to evolve the lifestyle nature of its brands and to diversify its product lines.

•	The Company intends to launch certain products directly through the DTC segment, including certain Classics-inspired products, which it believes will drive growth within the segment.

•	The Company expects operating profit to remain strong for the DTC segment, and to serve as a key driver of the Company’s overall profitability.

•	The Company has adjusted its expectations for retail store openings in the short-term, but expects its long-term targets to remain consistent.

•	The Company continues to expect that its E-Commerce business will be a driver of growth, although it expects the growth rate will decline over time as the size of the E-commerce business increases.

In response to the Staff’s comment, the Company has provided a discussion of these and other trends and factors in the Second Quarter Form 10-Q. In particular, the Company respectfully refers the Staff to the sections of the Second Quarter Form 10-Q entitled: “Management’s Discussion and Analysis - Overview”, “Management’s Discussion and Analysis - UGG Brand Overview” and “Management’s Discussion and Analysis - Direct-to-Consumer Overview”.
The Company will continue to assess the relevance of these and other trends and factors in preparing its discussion and analysis of the results of the DTC segment, as well as its other operating segments.

8.
We note that you recognized a $3.3 million increase to allowance for doubtful accounts during the first quarter of fiscal year 2016, which is a significant increase over the prior year period, an increase over the annual allowance increases, and a negative impact to loss from operations by 5.1%. Please expand your disclosure to provide an analysis of the material facts and circumstances resulting in management’s determination that the corresponding receivables related to your UGG brand wholesale business are uncollectible.

Company Response:

The Company respectfully submits that its accounting policy regarding accounts receivable allowances is consistent with the guidance set forth in FASB ASC 310 Receivables. Accordingly, the Company accrues all losses from uncollectible accounts when it is considered probable that the receivable has been impaired and the amount of the impairment can be reasonably estimated. Receivables are written off when they are deemed uncollectible. In accordance with its policy, during the first fiscal quarter ended June 30, 2015, the Company identified several specific customers whose recent payment history resulted in a detailed evaluation of these customer’s financial conditions and management’s conclusion that an allowance for doubtful accounts was required as of June 30, 2015.  These specific customer’s accounts were in good standing with the Company during the period ended March 31, 2015.

In its future periodic reports, the Company will disclose its accounting policy relating to accounts receivable allowances and write-offs in the footnotes to its financial statements to the extent management believes the application of the policy will have a material impact on the Company’s financial condition or results of operations.

* * * * *

In responding to the Staff’s comments in the Letter, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. Please feel free to contact Thomas Garcia, Esq., Senior Vice President and General Counsel, via telephone at 805-967-7611 or via electronic mail at tom.garcia@deckers.com.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

Thomas Garcia, Esq.
Senior Vice President and General Counsel
Deckers Outdoor Corporation

Ryan C. Wilkins, Esq.
Stradling Yocca Carlson & Rauth, P.C.